UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. --)*

ASTEA INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04622E208

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208

1.	Names of Reporting Persons Versata Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 215,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04622E208

1.	Names of Reporting Persons Trilogy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 215,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04622E208

1.	Names of Reporting Persons Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 215,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) IN/HC

Item 1. Security and Issuer.

This statement relates to the common stock of ASTEA INTERNATIONAL INC.  The address of the principal executive offices of the issuer is 240 Gibraltar Road, Horsham, Pennsylvania 19044.

Item 2. Identity and Background.

The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto.  The principal business of Versata Enterprises, Inc. is providing enterprise software products and services.  Versata is a wholly owned subsidiary of Trilogy, Inc.  Trilogy may be deemed to control Versata and beneficially own securities owned by Versata.  The principal business of Trilogy is providing technology-powered business services.  Joseph A. Liemandt (i) is an officer and a director of Versata and the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy and (ii) may be deemed to control each of Versata and Trilogy and beneficially own securities owned by each of Versata and Trilogy.  The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy.  The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas  78730.  During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

Versata used approximately $733,615.55 of Versata’s working capital to purchase the shares of common stock of the issuer reported as beneficially owned by Versata herein.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 4. Purpose of the Transaction.

The acquisition of securities of the issuer by Versata is for investment purposes.

Each reporting person plans and proposes to review their investment in the issuer on a continuing basis.  Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans and proposes to: (i) acquire additional shares of common stock of the issuer in open market or privately negotiated transactions; (ii) sell all or part of the shares in open market or privately negotiated transactions; (iii) recommend one or more transactions involving the sale of all or a part of the equity interests in the issuer; (iv) make a proposal for the acquisition of all or a part of the equity interests in the issuer; or (v) engage in any combination of the foregoing.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.  Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.  Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the actions set forth above will be taken.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 5. Interest in Securities of the Issuer.

(a)           Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.

(b)           Number of shares as to which each reporting person has:

(i)            sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)           shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)          sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)          shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)           Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
July 10, 2008	Versata Enterprises, Inc.	4,700	0	$3.5849	(1)	Open market purchase
July 11, 2008	Versata Enterprises, Inc.	4,100	0	$3.5490	(1)	Open market purchase
July 14, 2008	Versata Enterprises, Inc.	500	0	$3.5400	(1)	Open market purchase
July 15, 2008	Versata Enterprises, Inc.	1,200	0	$3.6000	(1)	Open market purchase
July 16, 2008	Versata Enterprises, Inc.	3,300	0	$3.5947	(1)	Open market purchase
July 24, 2008	Versata Enterprises, Inc.	500	0	$3.6000	(1)	Open market purchase
July 25, 2008	Versata Enterprises, Inc.	100	0	$3.6000	(1)	Open market purchase
July 28, 2008	Versata Enterprises, Inc.	900	0	$3.5978	(1)	Open market purchase

July 29, 2008	Versata Enterprises, Inc.	4,900	0	$3.5465	(1)	Open market purchase
July 30, 2008	Versata Enterprises, Inc.	5,100	0	$3.5602	(1)	Open market purchase
July 31, 2008	Versata Enterprises, Inc.	400	0	$3.6000	(1)	Open market purchase
August 4, 2008	Versata Enterprises, Inc.	500	0	$3.6000	(1)	Open market purchase
August 8, 2008	Versata Enterprises, Inc.	2,700	0	$3.5925	(1)	Open market purchase
August 13, 2008	Versata Enterprises, Inc.	2,100	0	$3.5429	(1)	Open market purchase
August 15, 2008	Versata Enterprises, Inc.	99,980	0	$3.4692	(1)	Open market purchase
August 21, 2008	Versata Enterprises, Inc.	2,120	0	$3.0491	(1)	Open market purchase
August 25, 2008	Versata Enterprises, Inc.	1,240	0	$3.1000	(1)	Open market purchase
August 26, 2008	Versata Enterprises, Inc.	640	0	$3.1000	(1)	Open market purchase
August 28, 2008	Versata Enterprises, Inc.	35,000	0	$2.9824	(1)	Open market purchase
September 2, 2008	Versata Enterprises, Inc.	1,700	0	$3.0753	(1)	Open market purchase

(1)           Excludes commission of $0.02 per share.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

(d)           Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.

(e)           Not applicable.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.  To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney
99.1	Additional Information

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 4, 2008	VERSATA ENTERPRISES, INC.

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	Assistant Secretary

	September 4, 2008	TRILOGY, INC.

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	President and Chief Executive Officer

	September 4, 2008	JOSEPH A. LIEMANDT

		By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Additional Information (furnished herewith)